EXHIBIT 99.1


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm......................F-1

Consolidated Balance Sheet as of December 31, 2004...........................F-2

Consolidated Statements of Operations for the Years Ended
  December 31, 2004 and 2003................................. ...............F-4

Consolidated Statements of Stockholders' Equity/(Deficiency)
  for the Years Ended December 31, 2004 and 2003.... ........................F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2004 and 2003............................... .................F-6

Notes to Consolidated Financial Statements...................................F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Simtrol, Inc.

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity/(deficiency) and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simtrol, Inc. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has not achieved a sufficient level of revenues to support its business and has suffered recurring losses from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Marcum & Kliegman LLP

New York, New York
February 28, 2005

                         SIMTROL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2004

                                     ASSETS

CURRENT ASSETS
   Cash and cash equivalents                              $414,051
   Accounts receivable, less allowance for doubtful
      accounts of $109,528                                  20,324
   Prepaid expenses and other current assets                16,865
                                                          --------

       Total Current Assets                                451,240

PROPERTY AND EQUIPMENT, net                                 35,790

OTHER ASSETS                                                 2,530
                                                          --------
TOTAL ASSETS                                              $489,560
                                                          ========

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2004

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                         $    175,058
   Accrued expenses                                               28,739
   Deferred revenue                                               16,666
                                                            ------------

       Total Current Liabilities                                 220,463
                                                            ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   Preferred stock, $.00025 par value; authorized
     800,000 shares, none issued and outstanding                      --
   Common stock, authorized 40,000,000 shares of
     $.001 par value; 3,712,914 shares
     issued and outstanding                                        3,713
   Additional paid-in capital                                 62,815,568
   Accumulated deficit                                       (62,550,184)
                                                            ------------

            Total Stockholders' Equity                           269,097
                                                            ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $    489,560
                                                            ============

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2004 and 2003

                                                             2004           2003
                                                          -----------    -----------
Revenues:
  Software licenses                                       $   473,210    $   195,278
  Service                                                      92,660        309,603
                                                          -----------    -----------
      Total revenues                                          565,870        504,881
                                                          -----------    -----------
Cost of revenues
  Software licenses                                            84,023        290,142
  Service                                                       2,069         73,371
                                                          -----------    -----------
      Total cost of revenues                                   86,092        363,513
                                                          -----------    -----------
      Gross profit                                            479,778        141,368
                                                          -----------    -----------

Operating expenses
   Selling, general and administrative                        936,446        647,984
   Research and development                                   452,002        419,361
                                                          -----------    -----------

   Total operating expenses                                 1,388,448      1,067,345
                                                          -----------    -----------

     Loss from operations                                    (908,670)      (925,977)
                                                          -----------    -----------

Other income/(expenses):
  Other expense, primarily finance charges                   (460,789)      (287,798)
  Debt conversion expense                                    (245,643)      (431,599)
  Gain on extinguishments of debt                             716,299             --
                                                          -----------    -----------
Total other income/(expense)                                    9,867       (719,397)

     Net loss                                             $  (898,803)   $(1,645,374)
                                                          ===========    ===========

Net loss per common share-basic and diluted               $     (0.30)   $     (0.76)
                                                          ===========    ===========

Weighted average number of common shares outstanding        3,015,811      2,165,366
                                                          ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIENCY)
                 For the Years Ended December 31, 2004 and 2003

                                            ----------------------
                                                 Common stock
                                            ----------------------            Additional
                                             Number of                          Paid-in       Accumulated
                                             Shares(1)        Par value         capital         deficit            Total
                                             ----------       ----------       ----------     -----------          -----
Balance, January 1, 2003                      1,718,295            1,718       57,588,383     (60,006,007)      (2,415,906)

Net Loss for the period                                                                        (1,645,374)      (1,645,374)
Beneficial conversion feature of
convertible debt                                                                  229,284                          229,284
Debt conversion expense                                                           431,599                          431,599
Additional warrant value as a result of
lowering exercise price to $2.40 per
share                                                                              58,460                           58,460
Issuance of common stock in private
placements, net                                 282,573              283          603,417                          603,700
Conversion of convertible debt                  333,250              333          798,549                          798,882
                                              ---------            -----       ----------     -----------       ----------
Balance, December 31, 2003                    2,334,118            2,334       59,709,692     (61,651,381)      (1,939,355)

Net Loss for the period                                                                          (898,803)        (898,803)
Beneficial conversion feature of
convertible debt                                                                   91,202                           91,202
Warrants issued with convertible debt .                                           127,242                          127,242
Issuance of common stock in private
placements, net                                 915,104              915        1,536,548                        1,537,463
Warrant value issued to placement agent                                           101,400                          101,400
Conversion of convertible debt                  463,692              464        1,003,841                        1,004,305
Debt conversion expense                                                           245,643                          245,643

                                              ---------            -----       ----------     -----------       ----------
Balance, December 31, 2004                 $  3,712,914     $      3,713     $ 62,815,568    $(62,550,184)    $    269,097
                                           ============     ============     ============    ============     ============


(1) Restated to reflect the 1:10 reverse stock split effected May 7, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2004 and 2003

                                                                            2004           2003
                                                                        -----------    -----------
Cash flows from operating activities:
   Net loss                                                             $  (898,803)   $(1,645,374)
   Adjustments to reconcile net loss to net cash used
    in operating activities:
     Depreciation and amortization                                          111,782        346,917
     Allowance for uncollectible accounts                                   (22,120)            --
     Interest expense-deferred financing costs                              195,400         58,460
     Interest expense-non-cash beneficial conversion feature of
      convertible debt                                                      297,749        229,284
     Gain on extinguishment of debt                                        (716,299)            --
     Debt conversion expense                                                245,643        431,599
     Changes in operating assets and liabilities:
      Accounts receivable                                                    51,338         15,956
      Prepaid expenses and other current assets                             (16,865)        39,170
      Other assets                                                           25,657             --
      Accounts payable                                                     (184,829)       (39,689)
      Accrued expenses                                                     (542,733)       139,480
                                                                             (7,481)      (173,268)
                                                                        -----------    -----------
       Net cash used in operating activities                             (1,461,561)      (597,465)
                                                                        -----------    -----------

Cash flows from financing activities:

   Net payments on notes payable                                            (70,000)            --
   Net payments on short-term credit facilities                              (6,849)       (16,544)
   Proceeds from convertible debt                                           481,000         30,000
   Payments of convertible debt                                             (70,000)            --
   Net proceeds from stock issuances                                      1,537,463        603,700
    Deferred offering costs paid                                                 --        (17,000)
                                                                        -----------    -----------
       Net cash provided by financing activities                          1,871,614        600,156

Increase in cash and cash equivalents                                       410,053          2,691

Cash and cash equivalents, beginning of the year                              3,998          1,307
                                                                        -----------    -----------

Cash and cash equivalents, end of the year                              $   414,051    $     3,998
                                                                        ===========    ===========
Supplementary disclosure:
   Interest paid                                                        $     4,381    $        --
                                                                        ===========    ===========
   Income taxes paid                                                    $        --    $        --
                                                                        ===========    ===========

Supplemental schedule of non cash investing and financing activities:
   Non cash investing and financing activities:
     Conversion of debt and accrued interest to common stock            $ 1,004,305    $   798,882
                                                                        ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 1 - Nature of Operations and Basis of Presentation

Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets, and supports software based audiovisual control systems and videoconferencing products that operate on PC platforms. The Company operates at a single facility in Norcross, Georgia and its sales are primarily in the United States.

On May 7, 2004, the Company effected a 1:10 reverse split of the Company's common stock. All share amounts have been retroactively adjusted for all periods presented.

Note 2 - Going Concern Uncertainty

As of December 31, 2004, the Company had cash and cash equivalents of $414,051. The Company may not have sufficient funds for the next twelve months and has relied on periodic investments in the form of common stock and convertible debt since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the continued development and deployment of its Ongoer product line. During 2004, the Company issued $575,000 of convertible debt (see Note 5) and sold 915,104 shares of its common stock for aggregate net proceeds of $1,537,463 (see note 6). However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its Ongoer product line, to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Loss Per Share

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. The following equity securities are not reflected in diluted loss per share because their effects would be anti-dilutive:


                              December 31, 2004          December  31, 2003
                              -----------------          ------------------
Options                              410,275               137,525
Warrants                           2,792,436               303,496
                                   ---------             ---------
Total                              3,202,711               441,021
                                   ---------             ---------

Accordingly, basic and diluted loss per share are identical.

Stock-Based Compensation

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to follow the pro-forma disclosures for stock-based compensation as permitted in SFAS No. 123. The following table illustrates the effect on net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:


                                                             Year Ended December 31,
                                                            2004               2003
                                                            ----               ----
Net loss as reported                                    ($  898,803)       ($1,645,374)

Add: stock-based employee compensation expense
determined under the intrinsic value method                      --                 --
Less:  stock-based employee compensation expense
determined under fair value-based methods for all
awards                                                     (166,285)          (134,197)
                                                         -----------        -----------
Pro forma net loss                                      ($1,065,088)       ($1,779,571)
                                                        ============        ===========

Net loss per share, as reported - basic and diluted     ($     0.30)       ($     0.76)
Pro forma net loss per share - basic and diluted        ($     0.35)       ($     0.82)

Pro forma Information


      The fair value for the fiscal 2004 and 2003 options issued was estimated at the date of grant using a Black-Scholes option-pricing using the following weighted-average assumptions.

Assumptions                                 2004                      2003
                                            ----                      ----

Risk-free rate                              4.50%                     4.00%
Annual rate of dividends                       0                         0
Volatility range                          56%-86%                       86%
Average life                              5 years                   7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. During 2004 and 2003, the weighted average fair values per share of the options granted were $1.27 and $2.14, respectively.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003

The following summarizes the stock option transactions for the years ended December 31, 2004 and 2003:

                                                                           Weighted
                                                                            Average
                                                                           Exercise
                                                            Options         Price
                                                           ========       =========
Options outstanding at January 1, 2003                      97,450        $   17.60
Granted                                                     40,500        $    2.50
Exercised                                                       --               --
Terminated                                                    (425)       $    2.30
                                                           -------
Options outstanding at December 31, 2003                   137,525        $   13.20


Granted                                                    280,000        $    2.02
Exercised                                                       --               --
Terminated                                                  (7,250)       $    8.22
                                                           -------
Options outstanding at December 31, 2004                   410,275        $    5.66
                                                           =======


At December 31, 2004, 396,500 options remain available for grant under the Company's 2002 Stock Option Plan.

The following table summarizes information about stock options outstanding at December 31, 2004:

                                              Options Outstanding                     Options Exercisable
                              ------------------------------------------------   -------------------------------
                                                      Weighted
                                                       Average       Weighted                          Weighted
                  Range of           Number           Remaining       Average          Number           Average
                  Exercise       Outstanding at      Contractual     Exercise      Exercisable at      Exercise
                    Price       December 31, 2004     Life (Years)     Price     December 31, 2004       Price
                -------------   -----------------  ---------------  ----------   -----------------     --------
                   $1.10-$2.00       228,000            9.42          $ 1.96             8,000           $ 2.00
                   $2.25-$2.50        93,500            9.08          $ 2.31            75,167           $ 2.29
                   $3.40-$4.80        39,750            7.35          $ 4.36            28,350           $ 4.18
                  $9.10-$28.72        26,825            4.69          $17.55            26,825           $17.55
                $40.00-$172.48        22,200            4.73          $45.58            22,200           $45.58
                                -----------------                                -----------------
                                     410,275            8.58          $ 5.66           160,542           $11.14
                                =================                                =================

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003


Revenue Recognition

Revenues consist of the sale of software control devices, videoconferencing systems and related maintenance contracts on these systems. The Company sold two different products during 2004 and 2003: its PC-based software products, ONGOER and OnGuard, and its older proprietary hardware and software product, Omega. Revenue from the sale of hardware and software is recognized upon the transfer of title when shipped. Revenue on maintenance contracts is recognized over the term of the related sales contract. As of December 31, 2004, there was $16,666 of deferred revenue.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of the probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the shorter of their estimated useful lives or lease terms, ranging from 3-10 years on a straight-line basis. Leasehold improvements made in 2002 are amortized over 36 months, the term of the lease on the company's facility.

Software Development Costs

All software development costs are charged to expense as incurred until technological feasibility has been established for the product. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Accumulated amortization of software development costs was $2,208,070 and $2,138,664 at December 31, 2004 and 2003, respectively. Amortization expense charged to cost of revenues was $69,406 and $277,624 for 2004 and 2003. The Company did not capitalize any software development costs during either 2004 or 2003 and all assets were fully amortized by December 31, 2004.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At December 31, 2004, the Company has net operating loss carryforwards of approximately $43,600,000, which expire through 2024. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2004, the deferred tax asset of approximately $17,250,000 has been offset by a full valuation allowance of $17,250,000.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003


Fair Value of Financial Instruments

Management believes that the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values as of each balance sheet date given the relatively short maturity of each of these instruments. The fair value of the Company's debt approximates fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

Gain on Debt Extinguishments

A gain of $716,299 was recorded during 2004 to reflect the payoffs of various liabilities for less than their previously recorded balances. No similar debt extinguishments took place during 2003.

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements. These reclassifications have no effect on previously reported income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include management's judgments associated with: determination of an allowance for doubtful accounts receivable, deferred income tax valuation allowance and the capitalization, depreciation and amortization of certain long-term assets (primarily software development costs). Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2003, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," provides guidance for identifying a controlling interest in a variable interest entity ("VIE") established by means other than voting interest. FIN 46 also required consolidation of a VIE by an enterprise that holds such controlling interest. In December 2003, the FASB completed its deliberations regarding the proposed modifications to FIN No., 46 and issued Interpretation Number 46R, "Consolidation of Variable Interest Entities - an Interpretation of ARB 51" ("FIN No. 46R"). The decisions reached included a deferral of the effective date and provisions for additional scope exceptions for certain types of variable interests. Application of FIN No. 46R is required in financial statements of public entities that have interests in VIEs, or potential VIEs, commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public small business issuers' entities is required in all interim and annual financial statements for periods ending after December 15, 2004.

The adoption of this pronouncement did not have a material effect on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share Based Payment." This statement is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R addresses all forms of share based payment ("SBP") awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. This statement is effective for public entities that file as small business issuers - as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.

The adoption of this pronouncement is not expected to have a material effect on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, "Exchanges of Nonmonetary Assets". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively.

The adoption of this pronouncement is not expected to have a material effect on the Company's financial statements.

Emerging Issue Task Force (EITF) Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities, should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus is effective for reporting periods ending after December 15, 2004.

The adoption of this pronouncement did not have a material effect on the Company's financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2004:

         Machinery and equipment                             $ 340,631
         Furniture and fixtures                                 39,150
         Leasehold improvements                                 21,318
                                                             ---------
                                                               401,099
         Less accumulated depreciation and amortization       (365,309)
                                                             ---------
                                                             $  35,790
                                                             =========

Depreciation and amortization expense was $42,376 and $69,293 for the years ended December 31, 2004 and 2003, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of operations.

NOTE 5 - CONVERTIBLE DEBT

On February 4, 2004, the Company completed the sale of convertible notes with a principal balance of $575,000 ("2004 Debt"), in a private placement to a limited number of accredited investors, including one Board member who purchased $15,000. The Company raised a total of $481,000 from the sale net of fees of $94,000 and the proceeds of the offering were used to fund current operational and overhead expenses. The interest rate of the notes is 10% and the conversion price of the notes is $2.00 per share for all principal and accrued interest. The due date of the notes was August 4, 2004 and the notes were convertible to shares of common stock at any time before that date.

In conjunction with the issuance of the 2004 Debt, the Company also issued warrants to the noteholders to purchase an aggregate of 287,500 shares of common stock with an exercise price of $2.00 per share (fair value of the warrants was $91,202) . Each warrant enables the holder to purchase the same number of shares as the holder would receive upon conversion of such holder's notes. The Company also issued 169,000 warrants to Westminster Securities as a placement fee for the financing (fair value of the Westminster warrants was $101,400) . Noteholders received additional warrants to purchase an aggregate of 575,000 shares of stock (fair value of $179,789). Each warrant entitles the holder to purchase two shares of common stock for each share the holder would receive upon conversion of such holder's notes, but the warrants may only be exercised in the event a holder actually elects to convert his or her notes into the Company's common stock. The exercise price of the warrants is $2.00 per share of common stock.

Associated with the 2004 Debt, a beneficial conversion feature of $127,242 was recorded to reflect the discount on the 2004 Debt based on the relative fair values of the warrants and conversion feature of the 2004 Debt.

All the above debt discounts were amortized to financing costs over the term of the 2004 Debt, except for the $179,789 attributed to the 575,000 warrants that could be exercised in the event of a conversion of the 2004 Debt. In June 2004, $525,000 of the 2004 Debt was converted into 271,409 shares of common stock. As a result, the Company recorded $164,155 of warrant value as debt conversion expense. A total of $50,000 plus all applicable accrued interest was repaid during June 2004 with proceeds from the sale of common stock. During 2004, $219,144 was expensed as financing costs relating to the amortization of the beneficial conversion feature and warrant value. Additionally, the $101,400 capitalized as a financing fee for the warrants granted to Westminster Securities was amortized over the life of the 2004 Debt. Approximately $33,800 of this amount was amortized as a financing expense prior to conversion and the remaining $67,600 was expensed at the conversion date.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003


In January 2004, the 2001 Debt was extended to December 31, 2004 and the debt holders agreed to convert all principal and interest to common stock at the close of the private placement of equity securities. Additionally, the Company agreed to issue the debt holders warrants to purchase two shares of stock for each share of stock created by conversion of the 2001 Debt, contingent upon the conversion of the principal note and interest to common stock. All the principal and interest of the 2001 Debt converted to 192,283 shares of common stock on September 30, 2004. The Debt holders were granted warrants to purchase 384,566 shares of stock on the conversion date of the Debt at an exercise price of $2.00 per share. As a result, the Company recorded $81,488 of warrant value as debt conversion expense on that date.

NOTE 6 - PRIVATE PLACEMENTS

During 2004, the Company issued 915,104 shares of its common stock for net proceeds of approximately $1,537,000 (at prices ranging from $1.92-$2.00 per share). The Company also issued warrants to purchase a total of 915,104 shares of stock to these investors at exercise prices of $2.00 per share. Offering costs totaled approximately $292,000.

NOTE 7 - STOCK WARRANTS

The Company has stock purchase warrants for 2,792,436 shares of common stock outstanding at December 31, 2004. A rollforward of the warrant totals for 2004 and 2003 is as follows:

                                                         2004           2003
                                                      ----------     ----------
Warrants outstanding at beginning of year               303,496         314,996
Granted                                               2,656,311              --
Exercised                                                    --              --
Terminated                                             (167,371)        (11,500)
                                                      ----------     ----------
Warrants outstanding at December 31                   2,792,436         303,496
                                                      ==========     ==========

The range of exercise prices of the warrants was $2.00 to $7.50 and the weighted average exercise price was approximately $2.08 at December 31, 2004. The range of exercise prices of the warrants was $2.20 to $10.00 and the weighted average exercise price was approximately $4.50 at December 31, 2003.

NOTE 8- MAJOR CUSTOMERS

Revenue from one customer totaled $478,533, or approximately 85% of consolidated revenues for 2004. At December 31, 2004, accounts receivable from this customer totaled $2,612 (13%) of consolidated net receivables.

Revenue from five customers of $109,110, $89,922, $81,658, $55,140, and $35,034,
respectively, comprised approximately 73% of revenues for the year ended December 31, 2003.

Management believes that concentration of credit risk with respect to trade receivables is minimal due to the composition of the customer base. The end users for the company's products are primarily large national and multinational companies and agencies of the U.S. government. Allowances are maintained for potential credit losses, and such losses have been within management's expectations.

NOTE 9 - OPERATING LEASES

The Company leases office space and equipment under noncancellable operating leases expiring at various dates through 2007.

The following is a schedule of future minimum lease payments required under operating leases that have remaining initial or noncancellable lease terms as of December 31, 2004:

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003

Year Ending
2005 ...............................................................    52,522
2006 ...............................................................    13,802
2007 ...............................................................     1,860
                                                                       -------
 Total .............................................................   $68,214
                                                                       =======

Rent expense for the years ended December 31, 2004 and 2003 was $58,370 and $29,823, respectively.

NOTE 10- LITIGATION

On May 1, 2003, Citibank (West), FSB, filed suit in San Diego Superior Court, North County Division, against one of the Company's subsidiaries, Quality Software Associates, Inc. ("QSA"), and Mark Scovel, the individual from whom we acquired QSA in March 2001. On June 24, 2003, Mr. Scovel filed a cross-complaint against QSA and Simtrol, Inc. claiming that Simtrol had assumed the debt in connection with its acquisition of QSA. In April 2004, the Company and QSA settled its pending lawsuit with Citibank (West) and Mr. Scovel. The aggregate claims paid in the settlement were approximately $46,000.

NOTE 11 - SUBSEQUENT EVENT

In January 2005, the Company issued 10,000 shares of restricted common stock in exchange for investor relations services performed for the Company by an investor relations consultant.